Mail Stop 3561

March 27, 2009

By U.S. Mail and facsimile to (616) 878-8092

Dennis Eidson
President and Chief Executive Officer
Spartan Stores, Inc.
850 76th Street, S.W.
P.O. Box 8700
Grand Rapids, MI 49518

      Re: **Spartan Stores, Inc.**
               Form 10-K for Fiscal Year Ended March 29, 2008
               Filed May 15, 2008
               Form 10-Q for the Period Ended January 3, 2009
               Filed February 5, 2009
               Definitive Proxy on Schedule 14A
               Filed June 27, 2008
               File No. 000-31127

Dear Mr. Eidson:

      We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable, with the exception of the comment we issue below relating to your Form 10-Q for the period ended January 3, 2009, which you should comply with by filing an amendment to that Form. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that after our review of all of your responses, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 29, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Executive Overview, page 21

1. Please include a discussion of material trends and uncertainties and economic and industry-wide factors relevant to an understanding of your financial condition and results of operations. The discussion should provide insight into the material opportunities, challenges and risks on which management are most focused for both the short-term and long-term and the actions management is taking to address those opportunities, challenges and risks. Refer to SEC Release No. 33-8350, available at http://www.sec.gov/rules/interp/33-8350.htm, and Item 303(a) of Regulation S-K.

Results of Operations, page 23

2. To the extent material, please provide a discussion and analysis of the effects of expanding the number of fuel centers/convenience stores on your results of operations for each year presented.

3. Please tell us the nature of the $1.3 million insurance reserve adjustment referred to in your discussion of selling, general and administrative expenses on page 24. Also, consider disclosing the causes of changes in accounting estimates between the years presented.

Critical Accounting Policies, page 27

4. Please provide quantitative data for each of your critical accounting estimates where such data would provide greater insight to the quality and variability of information regarding financial position and operating performance. Also, since each of your critical accounting estimates are based on matters that are highly uncertain, provide an analysis of the sensitivity of each of them to change based on other outcomes that are reasonably likely to occur and would have a material effect on financial position or results of operations. For example, if a change in the discount rate used in your discounted cash flow model to determine the market value of reporting units would have a material effect on your impairment analysis of goodwill, you should provide an

analysis of the impact of reasonably likely changes in the discount rate. Refer to SEC Release No. 33-8350.

Item 8. Financial Statements and Supplementary Data, page 36

Notes to Consolidated Financial Statements, page 44

5. Please disclose your accounting policy for asset retirement obligations and the information required by paragraph 22 of SFAS 143.

6. Please disclose the information required by paragraph 40 of SFAS 128 for each year presented.

7. Reference is made to your disclosure of value-added services provided to independent distribution customers disclosed on page six. Please tell us your revenue recognition policy and the amount of revenues recognized from services for each year presented. To the extent material, disclose your revenue recognition policy as well as the amount of service revenues and related cost of services for each year presented. Refer to Rule 5-03(b) of Regulation S-X.

Note 4. Discontinued Operations, page 53

8. Please explain to us why the tax rate on earnings (loss) from discontinued operations differs significantly from the effective and/or statutory tax rate for each year presented. Refer to paragraphs 35-38 of SFAS 109.

Note 6. Long-Term Debt, page 55

9. Please tell us how you are accounting for the contingent interest feature of the convertible subordinated notes and the basis in GAAP for your accounting treatment, citing relevant accounting literature. In doing so, discuss the applicability of paragraphs 12 – 13 of SFAS 133.

Note 10. Taxes on Income, page 65

10. Please show us how to reconcile deferred income tax expense attributable to continuing operations to the amounts disclosed in the statements of cash flows for each year presented.

Note 11. Stock-Based Compensation, page 67

11. We note the disclosure in the next to last paragraph on page 71 regarding excess tax benefits realized during the years presented. Please tell us how you

account for excess tax benefits and classify excess tax benefits in the consolidated statements of cash flows. In addition, please show us how to reconcile stock-based compensation disclosures to the amounts of stock-based compensation expense, issuance of common stock and related tax benefit on exercise of stock options and issuance of restricted stock and related tax benefits presented in the statements of shareholders' equity and cash flows.

Note 13. Reporting Segment Information, page 72

12. Please tell us (i) the operating segments you have identified in accordance with paragraphs 10 - 15 of SFAS 131, (ii) the factors used to identify reportable segments, and (iii) the basis for aggregating identified operating segments into two reportable segments given the aggregation criteria in paragraph 17 and quantitative thresholds in paragraph 18 of SFAS 131. We are particularly interested in understanding why your fuel centers/convenience stores are not considered a reportable segment, whether your grocery stores and fuel centers/convenience stores have similar economic characteristics, the operations for which discrete financial information is available and the financial information reviewed by your chief operating decision maker to make decisions about resources to be allocated to various business components and assess performance. Please address these matters in detail.

13. Please disclose revenues for each product or each group of similar products. If providing this information is impracticable, please disclose that fact. Refer to paragraph 37 of SFAS 131.

14. Please provide a reconciliation of depreciation and amortization in the tables on page 73 to the consolidated amounts presented in the statements of cash flows.

Signatures, page 85

15. Please include the power of attorney. See Item 601(b)(24) of Regulation S-K.

Exhibits

16. We note that you have not filed all exhibits, schedules, appendices and attachments to the exhibits filed pursuant to Item 601(b)(10) of Regulation S-K. For example, we note that the Loan and Security Agreement dated December 23, 2003, and subsequent amendments thereto, contain several exhibits that have not been filed. Please revise to file such exhibits or tell us why you believe that is not appropriate.

Form 10-Q for the Period Ended January 3, 2009

Exhibit 32.1

17. We note that the certification refers to your quarterly report on Form 10-Q for the period ended January 5, 2008. Please revise your certification to refer to your quarterly report on Form 10-Q for the period ended January 3, 2009 and refile your entire 10-Q, including all certifications.

Definitive Proxy on Schedule 14A

Executive Compensation, page 22

Compensation Discussion and Analysis, page 22

How the Compensation Committee Determines Compensation Levels, page 25

18. We note that individual officer performance is an important factor in determining compensation. Please discuss how the specific forms of compensation are structured and implemented to reflect each named executive officer's individual performance and/or individual contribution to these items of the registrant's performance, describing the elements of individual performance and/or contribution that are taken into account. See Item 402(b)(2)(vii) of Regulation S-K.

19. You have not provided a quantitative and qualitative discussion of all of the terms of the necessary targets to be achieved for your named executive officers to earn their short-term incentive compensation. For example, you have not disclosed the threshold consolidated net earnings level. Please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either at the corporate or individual level are not sufficient. In discussing how likely it will be for the company or its officers to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm. See Question 118.04 of Compliance & Disclosure Interpretations on Regulation S-K, available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. Further, please discuss any discretion that may be exercised in granting these awards absent attainment of the stated performance goals.

Stock Ownership Guidelines, page 28

20. Please explain how you determined the stock ownership guidelines for your chief executive officer and the other named executive officers.

Potential Payments Upon Termination or Change-in-Control, page 39

21. With respect to the potential payments upon termination and change in control, please discuss and analyze how the amounts payable were negotiated and how and why the company agreed to the specified amounts.

Transactions with Related Persons, page 44

22. We note your indication that, among other things, your Audit Committee must determine that the transaction is fair to Spartan Stores before the director may proceed with the transaction. Please revise to discuss how the Audit Committee goes about making this fairness determination. Refer to Item 404(b) of Regulation S-K.

******

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have any questions regarding the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney at (202) 551-3329, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director